Exhibit 99.1

Youlife Group Inc. Announces Intent to Acquire Four Companies to Strengthen Market Position in Blue-Collar Talent Services

BEIJING, Aug 20, 2025 /PRNewswire/ -- Youlife Group Inc. (“Youlife” or the “Company”), a leading blue-collar lifetime service provider in China, today announced that it has entered into a non-binding term sheets with the controlling shareholders of four companies to acquire 100% equity interests in the following entities:

●	Jiangsu Youlan Network Technology Co., Ltd (“Jiangsu Youlan”)

●	Hubei Joins Hands with Tongcheng Information Technology Co., Ltd (“Joins Hands”)

●	Guangxi Jiade Human Resources Service Co., Ltd (“Guangxi Jiade”)

●	Lijiang Bona Vocational Skills Training Co., Ltd (“Bona”)

The four target companies bring complementary expertise and regional influence across internet recruitment services, software and AI developments, human resource services, and vocational training.

Jiangsu Youlan specializes in internet information services and software and AI developments, which will provide strong support for Youlife’s online recruitment and digital solutions.

Joins Hands focuses on software development and human resources services, with a nationwide network that will further enhance Youlife’s integration of IT and talent services.

Guangxi Jiade has extensive experience in recruitment, labor dispatch and employment mamagement services, which will strengthen Youlife’s competitiveness in recruitment, flexible staffing and outsourced HR services.

Bona has been deeply engaged in vocational education for many years, which will complement Youlife’s capabilities in talent training and education.

Youlife believes that integrating these companies’ strengths in information technology, digital solutions, and platform resources will enable the Company to build a comprehensive, closed-loop ecosystem spanning online recruitment, HR services, career consulting, vocational skills training, and education. The proposed acquisitions are expected to expand Youlife’s market share in internet recruitment with current amount of almost 700 thousand of online users, and regional markets, while further solidifying its leadership position in China’s blue-collar talent education, recruitment, and workforce solutions.

Completion of the acquisitions remains subject to the results of due diligence and final negotiations. There is no guarantee that the acquisitions will happen in full or at all. Investors should not place undue reliance on this press release.

About Youlife Group Inc.

Youlife is a leading blue-collar lifetime service provider with a nationwide network of 25 vocational schools under school management model and 25 curriculum development projects, covering a total of 37 cities or counties under 16 provinces of China. Learn more at https://ir.youlife.cn/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding future events and the future results of Youlife current expectations, estimates, forecasts, and projections about the industry in which Youlife operates, as well as the beliefs and assumptions of Youlife’s management. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Youlife’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause Youlife’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements.

Contact

Yi Liu
liuyi@youlanw.com
(86) 13062818313